CROWNMOB

$12 Billion







$2000/yr

40 Million Consumers



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Black Hair Care is Rocket Science






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Black Hair Care

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Popular Categories

- Weaves
- Frontals
- Extensions
- Closures
- Bundles



Staff Picks

Blonde Body Wave

Our Blonde Collection is for the bold, daring, and beautiful ladies who want to stand out in a crowd. Our Blonde Body wave bundles are of the highest quality of human hair on the market. The bundles are soft, full of body, double wefted to minimize shedding, tangle free, and has a natural luster to [...]



Straight Hair

Sold by Dollhouse HairBar

$48.00 — $75.00

TEXTURES

100% VIRGIN HAIR ⏷

LENGTH

12 ⏷

~~$110.00~~ **$48.00**

| 1 | **Add to cart** |

Description:
SILKY STRAIGT 9A HAIR CAN BE DYED CAN BE CURLED BACK
STRAIGHTEN CLOSURE TO MATCH HAIR LAST 2 YEARS WITH PROPER
CARE

★★★★★

98 Reviews

"The best bundles I've ever had"

Nicole L.

Most recent review

$12 Billion



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Ricardo Grant (CEO) Jordan Crone (CTO) Jeffery Johnson

     







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